                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended DECEMBER 31, 2005

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 001-32395

                        CONOCOPHILLIPS STORE SAVINGS PLAN
                            (Full title of the Plan)

                                 CONOCOPHILLIPS
                         (Name of issuer of securities)

600 NORTH DAIRY ASHFORD
HOUSTON, TEXAS                                                           77079
(Address of principal executive office)                               (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Financial statements of the ConocoPhillips Store Savings Plan, filed as a part of this annual report, are listed in the accompanying index.

(b) Exhibits

Exhibit 23 Consent of Independent Registered Public Accounting Firm

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Store Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        CONOCOPHILLIPS
                                        STORE SAVINGS PLAN


                                        /s/ J. W. Sheets
                                        ----------------------------------------
                                        J. W. Sheets
                                        Plan Financial Administrator

June 19, 2006

--------------------------------------------------------------------------------
INDEX TO FINANCIAL STATEMENTS                                     CONOCOPHILLIPS
AND SCHEDULE                                                  STORE SAVINGS PLAN

                                                                            Page
                                                                            ----
Report of Independent Registered Public Accounting Firm .................     3

Financial Statements
   Statements of Net Assets Available for Benefits
      at December 31, 2005 and 2004 .....................................     4

   Statement of Changes in Net Assets Available for Benefits
      for the Year Ended December 31, 2005 ..............................     5

   Notes to Financial Statements ........................................     6

Supplemental Schedule
   Schedule of Assets (Held at End of Year)
      as of December 31, 2005, Schedule H, Line 4i ......................    16

Exhibit Index ...........................................................    17

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The ConocoPhillips Store Savings Plan Committee
ConocoPhillips Store Savings Plan

We have audited the accompanying statements of net assets available for benefits of ConocoPhillips Store Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ ERNST & YOUNG LLP
                                        ERNST & YOUNG LLP

Tulsa, Oklahoma
June 19, 2006

--------------------------------------------------------------------------------
STATEMENTS OF NET ASSETS                                          CONOCOPHILLIPS
AVAILABLE FOR BENEFITS                                        STORE SAVINGS PLAN

                                                            Thousands of Dollars
                                                            --------------------
At December 31                                                  2005     2004
                                                              -------   ------
ASSETS
Investments
   Vanguard Funds:
      500 Index Fund                                          $   614      749
      Balanced Index Fund                                       3,935    4,172
      Extended Market Index Fund                                  655      723
      Growth Index Fund                                           208      191
      Prime Money Market Fund                                   7,919    9,459
      Total Bond Market Index Fund                                180      218
      Total International Stock Index Fund                      2,650    2,560
      Value Index Fund                                          4,663    4,781
   Plan interest in Master Trusts
      Stable Value Fund                                         1,688    1,878
      ConocoPhillips Stock Fund                                 3,393    2,335
      DuPont Stock Fund                                            71      104
   Loans to Plan participants                                     212      423
--------------------------------------------------------------------------------
Total Assets                                                   26,188   27,593
--------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                             $26,188   27,593
================================================================================

See Notes to Financial Statements.

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET                                       CONOCOPHILLIPS
ASSETS AVAILABLE FOR BENEFITS                                 STORE SAVINGS PLAN

                                                                       Thousands
Year Ended December 31, 2005                                          of Dollars
----------------------------                                          ----------
ADDITIONS
Contributions
   Active Employee Deposits                                            $   414
   Rollovers                                                                27
--------------------------------------------------------------------------------
                                                                           441
--------------------------------------------------------------------------------

Investment Income (Loss)
   Interest and dividend income                                            560
   Interest on participant loans                                            14
   Plan interest in Master Trusts
      Stable Value Fund                                                     85
      ConocoPhillips Stock Fund                                            858
      DuPont Stock Fund                                                    (11)
   Net appreciation in fair value
      of investments - mutual funds                                        603
--------------------------------------------------------------------------------
                                                                         2,109
--------------------------------------------------------------------------------
Other additions                                                              8
--------------------------------------------------------------------------------
Total                                                                    2,558
--------------------------------------------------------------------------------

DEDUCTIONS
Distributions to participants
   or their beneficiaries                                                3,944
Administrative expenses                                                      2
Other deductions                                                            17
--------------------------------------------------------------------------------
Total                                                                    3,963
--------------------------------------------------------------------------------

NET DECREASE                                                            (1,405)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year                                                       27,593
--------------------------------------------------------------------------------
End of Year                                                            $26,188
================================================================================

See Notes to Financial Statements.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS                                     CONOCOPHILLIPS
                                                              STORE SAVINGS PLAN

NOTE 1--PLAN DESCRIPTION

The following description of the ConocoPhillips Store Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution, 401(k) profit sharing plan. The Plan was established in 1985 as the Circle K Kash Plus Plan and has been amended and restated at various times since its formation. Effective January 1, 1998, the Plan was amended to change its name to the Tosco Corporation Store Savings Plan. Effective January 1, 2003, the Plan sponsor, Tosco Corporation, was merged into the ConocoPhillips Company (formerly Phillips Petroleum Company), and the Plan was amended to change its name to the ConocoPhillips Store Savings Plan and ConocoPhillips Company (Sponsor) became the Plan sponsor. On October 3, 2003, the Thrift Plan for Retail Employees of Conoco Inc. (Conoco Retail Thrift Plan) merged into the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

ELIGIBILITY

An active employee of Kayo Oil Company (Company), a subsidiary of the Sponsor, is eligible to participate if age 21; however, for employees hired prior to January 1, 2004, the eligibility age is 18. All active employees must complete a year of eligibility service as defined in the Plan document.

INVESTMENT FUNDS

Plan assets are invested in a variety of investment funds; however, the DuPont Stock fund is closed to new investment elections. Investments in the Plan are participant-directed.

ACTIVE EMPLOYEE DEPOSITS

Active employees can deposit between 1% and 30% of their eligible pay, as defined in the Plan document (Pay), to the Plan on a before-tax basis. Investments are participant-directed in 1% increments.

Active employees are eligible to make catch-up deposits to the Plan beginning in the year they attain age 50. The active employee is allowed to elect catch-up deposits to be deducted as a dollar amount from each paycheck up to the applicable dollar limit, as defined by the Plan, for such Plan year. Elections to make catch-up deposits remain in effect until changed or revoked by an active employee.

COMPANY CONTRIBUTIONS

The Company makes a matching contribution to the account of each retail store manager (this includes a manager or manager in training but not an assistant manager) (Retail Store Manager) who is making a deposit of 2% or more of Pay to the Plan. If a Retail Store Manager deposits 2% or more of Pay, the 2% deposit is deemed a "matched before-tax deposit" and the Retail Store Manager's account receives a Company matching contribution equal to 2% of Pay. Deposits by a Retail Store Manager in excess of the 2% matched before-tax deposit and deposits of up to 30% of Pay by other active employees are deemed "regular before-tax deposits", and are not subject to Company matching contributions. Company contributions for 2005 totaling $88,787 were funded through the forfeiture account.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the active employee deposits, Company contributions, if applicable, and Plan earnings, and charged with an allocation of investment administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that could be provided from the participant's vested account. The Vanguard Group, Inc. serves as recordkeeper.

VESTING

Participants are fully vested in the regular before-tax deposits and matched before-tax deposits in their accounts. The participating Retail Store Managers vest in the Company's matching contribution if 3 years of vesting service is satisfied by completing 1,000 hours of service each year either by actually earning 1,000 hours of service in the year or receiving 190 hours of service for each month served as an employee. Retail Store Managers can also vest in the Company's matching contribution if employment continues until the normal retirement date, which is the 1st day of the month coincident with or immediately following a 65th birthday, even if the Retail Store Manager has less than 3 years of service.

FORFEITURES

The Company matching contribution attributable to the regular before-tax deposits of a participating, non-vested Retail Store Manager is forfeited if the Retail Store Manager terminates employment prior to satisfying the vesting requirements; provided, however, that if the non-vested Retail Store Manager is rehired by the Company within five years, the prior service will be counted toward the Plan's vesting schedule. Forfeited amounts are applied against future Company contributions.

VOTING RIGHTS

As a beneficial owner of ConocoPhillips common stock (Company Stock), Plan participants and beneficiaries are entitled to direct the trustee to vote the Company Stock attributable to their accounts. An active employee participant on the voting valuation date may direct the trustee to vote the non-directed shares. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee.

DIVERSIFICATION

Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages or shares of their account to another investment fund subject to the exchange rules in the Plan document. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant's existing account.

SHARE ACCOUNTING METHOD FOR COMPANY STOCK

Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, which is calculated using the weighted-average price of the Company Stock traded on that business day and any carryover impact as described in the Plan document.

DISTRIBUTIONS

Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59 1/2, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.

Installment distribution options offered under the Conoco Retail Thrift Plan and exercised by a participant were grandfathered into the Plan.

LOANS

Active employee participants can request a loan from their account in the Plan. The minimum loan is $500. Generally, the maximum loan is the lesser of $50,000 or one-half of the value of the account. For those eligible for loans, one outstanding loan is available at any one time for a term of up to 58 months.

TRUST AGREEMENTS

The trust agreement with Vanguard provides for the administration of certain assets in the Plan.

Additionally, there are three master trust agreements:

The ConocoPhillips Stock Fund Master Trust Agreement provides for the administration of the ConocoPhillips Stock Fund. The trustee is Vanguard.

The Stable Value Fund is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include investment contracts, money market instruments, and units of a common collective trust. The trustee for the Stable Value Fund is State Street Bank and Trust Company.

The DuPont Stock Fund Master Trust Agreement provides for the administration of the DuPont Stock fund. The trustee is Vanguard.

ADMINISTRATION

The Plan is administered by the ConocoPhillips Store Savings Plan Committee (Committee), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of the Sponsor. The members of the Committee are appointed by the Board of Directors of the Sponsor or its delegate. The Plan Financial Administrator and Plan Benefits Administrator are the persons who occupy, respectively, the Sponsor positions of Vice President and Treasurer, and Manager Global Compensation and Benefits. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Sponsor for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Sponsor.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting. Distributions to participants or their beneficiaries are recorded when paid.

On April 7, 2005, ConocoPhillips declared a two-for-one common stock split effected in the form of a 100% stock dividend, payable June 1, 2005, to stockholders of record as of May 16, 2005. All references to Company Stock in the financial statements and accompanying notes are presented on an after-split basis for all periods presented.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3--INVESTMENTS

VALUATION

Common stock and mutual fund securities are valued at fair value. Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Stable Value Fund is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include investment contracts, some of which are backed by units of common collective trusts, and money market instruments. The investment contracts are fully benefit-responsive, and are valued at contract value which represents contributions, plus interest credited, less distributions and expenses. The money market instruments are valued at amortized cost, which approximates fair value. The common collective trust is valued at fair value as determined by the issuer based on the current values of the underlying assets of such trust. Participant loans are valued at carrying value, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 4--TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 23, 2004, stating that the Plan, as amended and restated as of October 3, 2003, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE 5--PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan's assets is invested in Company Stock. Because ConocoPhillips is the parent of the Sponsor, transactions involving Company Stock qualify as party-in-interest transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan's trustee, these transactions qualify as party-in-interest transactions. All of these types of transactions are exempt from the prohibited transaction rules.

NOTE 6--PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7--MASTER TRUSTS

Three investment options of the Plan are held in master trusts and administered under master trust agreements. These investment options include the Stable Value Fund, ConocoPhillips Stock Fund, and DuPont Stock Fund.

STABLE VALUE FUND

The Stable Value Fund option provided by the Plan is also available to participants in the ConocoPhillips Savings Plan. Each plan's beneficial interest in the master trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of master trust net assets was approximately 0.1% as of December 31, 2005, and December 31, 2004.

The Stable Value Fund consists of guaranteed investment contracts (GICs), separate account guaranteed investment contracts (SAGICs), synthetic contracts
(SYNs), a common collective trust (CCT), and short-term investments and cash. The crediting interest rates for the Stable Value Fund's investment contracts ranged from 3.46% to 7.12% as of December 31, 2005, and from 3.39% to 7.68% as of December 31, 2004. The fund's blended rate of return was 4.73% for 2005 and 4.60% for 2004.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for GICs are set at the time of purchase and are fixed for the specified contract period. The crediting rates for most SAGIC and SYN contracts are reset quarterly and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate included each contract's portfolio market value, current yield-to-maturity, duration (i.e., the present value of the weighted average life), and market value relative to contract value. All contracts had a guaranteed rate of 0.0% or higher.

The Stable Value Fund values as of December 31, 2005, and December 31, 2004, were as follows:

                                                           Thousands of Dollars
                                                          ----------------------
                                                             2005         2004
                                                          ----------   ---------
Stable Value Fund
At December 31
   GICs                                                   $  114,584     129,095
   SAGICs                                                    111,601     175,350
   SYNs                                                    1,668,294   1,604,147
--------------------------------------------------------------------------------
Assets at Contract Value                                   1,894,479   1,908,592
--------------------------------------------------------------------------------
   CCT                                                        70,350      67,612
   Short-term investments and cash                            13,918      24,349
--------------------------------------------------------------------------------
Assets at Fair Value                                          84,268      91,961
--------------------------------------------------------------------------------
End of Year                                               $1,978,747   2,000,553
================================================================================

The estimated fair value of the GICs at December 31, 2005 and 2004, was $115,449,323 and $133,962,202 respectively. The estimated fair value of the SAGICs at December 31, 2005 and 2004, was $112,725,513 and $182,159,789
respectively. The fair values of the GICs and SAGICs are determined using a discounted cash flow method. The estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and is adjusted for liquidity and credit quality.

The estimated fair value of the underlying assets of the synthetic guaranteed investment contracts at December 31, 2005 and 2004, was $1,652,045,988 and $1,627,937,906, respectively. The contract values of synthetic guaranteed investment contracts were net of ($16,248,466) at December 31, 2005, and ($23,790,533) at December 31, 2004, related to wrapper contracts, which guarantee the contract value of the synthetic guaranteed investment contracts for participant initiated withdrawal events.

The significant components of the changes in net assets relating to the Stable Value Fund are as follows:

                                                                      Thousands
                                                                     of Dollars
                                                                     ----------
Stable Value Fund
Year Ended December 31, 2005
   Contributions                                                     $   47,324
   Interest and Dividend Income (net)                                    92,758
   Asset Transfers In                                                   367,873
   Distributions                                                       (178,892)
   Participant Loans                                                     (3,973)
   Other Deductions                                                         (20)
   Asset Transfers Out                                                 (346,876)
--------------------------------------------------------------------------------
Net Decrease                                                            (21,806)
Beginning of Year                                                     2,000,553
--------------------------------------------------------------------------------
End of Year                                                          $1,978,747
================================================================================

CONOCOPHILLIPS STOCK FUND

The ConocoPhillips Stock Fund is comprised of Company Stock held in a master trust, the ConocoPhillips Stock Fund Master Trust. This investment option provided by the Plan is also available to participants in the ConocoPhillips Savings Plan. Each plan's beneficial interest in the master trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of master trust net assets was approximately 0.1% as of December 31, 2005, and December 31, 2004.

The ConocoPhillips Stock Fund values as of December 31, 2005, and December 31, 2004, were as follows:

                                                           Thousands of Dollars
                                                          ----------------------
                                                             2005         2004
                                                          ----------   ---------
At December 31
   ConocoPhillips Stock Fund                              $2,380,454   1,662,488
--------------------------------------------------------------------------------
End of Year                                               $2,380,454   1,662,488
================================================================================

The significant components of the changes in net assets relating to the ConocoPhillips Stock Fund are as follows:

                                                                       Thousands
                                                                      of Dollars
                                                                      ----------
ConocoPhillips Stock Fund
Year Ended December 31, 2005
   Contributions                                                     $   99,877
   Dividend Income                                                       46,694
   Net Appreciation in Fair Value of Company Stock                      580,743
   Asset Transfers In                                                   651,202
   Other Additions                                                           15
   Distributions                                                       (120,641)
   Participant Loans                                                    (20,993)
   Other Deductions                                                        (929)
   Asset Transfers Out                                                 (518,002)
--------------------------------------------------------------------------------
Net Increase                                                            717,966
Beginning of Year                                                     1,662,488
--------------------------------------------------------------------------------
End of Year                                                          $2,380,454
================================================================================

DUPONT STOCK FUND

The DuPont Stock Fund is comprised of DuPont stock held in a master trust, the DuPont Stock Fund Master Trust. This investment option provided by the Plan is also available to participants in the ConocoPhillips Savings Plan; however, this option is closed to new investment elections. Each plan's beneficial interest in the master trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of master trust net assets was approximately 0.1% as of December 31, 2005, and December 31, 2004.

The DuPont Stock Fund values as of December 31, 2005, and December 31, 2004, were as follows:

                                                            Thousands of Dollars
                                                            --------------------
                                                               2005       2004
                                                             --------   -------
At December 31
   DuPont Stock Fund                                         $147,012   217,907
--------------------------------------------------------------------------------
End of Year                                                  $147,012   217,907
================================================================================

The significant components of the changes in net assets relating to the DuPont Stock Fund are as follows:

                                                                      Thousands
                                                                     of Dollars
                                                                     ----------
DuPont Stock Fund
Year Ended December 31, 2005
   Dividend Income                                                    $  5,752
   Other Additions                                                           2
   Distributions                                                       (12,644)
   Net Depreciation in Fair Value of Stock                             (26,155)
   Participant Loans                                                      (331)
   Other Deductions                                                        (75)
   Asset Transfers Out                                                 (37,444)
--------------------------------------------------------------------------------
Net Decrease                                                           (70,895)
Beginning of Year                                                      217,907
--------------------------------------------------------------------------------
End of Year                                                           $147,012
================================================================================

NOTE 8--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2005 and 2004, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                            Thousands of Dollars
                                                            --------------------
                                                                2005     2004
                                                              -------   ------
Net assets available for benefits as
   reported in the financial statements                       $26,188   27,593
Less: Defaulted loans identified
   as deemed distributions for tax reporting                       --      (33)
--------------------------------------------------------------------------------
Net assets available for benefits
   as reported in the Form 5500                               $26,188   27,560
================================================================================

The following is a reconciliation of distributions to participants or their beneficiaries for the year ended December 31, 2005, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                                       Thousands
                                                                      of Dollars
                                                                      ----------
Year Ended December 31, 2005

Distributions to participants or their
   beneficiaries reported in the
   financial statements                                                 $3,944
Less: Amounts previously recognized as
   deemed distributions for 5500 reporting                                 (33)
--------------------------------------------------------------------------------
Total distributions as reported
   in the Form 5500                                                     $3,911
================================================================================

NOTE 9--SUBSEQUENT EVENTS

HURRICANE RELIEF CHANGES

Recent Federal legislation and regulatory guidance have eased the rules on Plan distributions and loans to participants impacted by Hurricanes Katrina, Rita and/or Wilma.

Participants may request Qualified Hurricane Distributions (QHDs), the aggregate amount of which may not exceed $100,000. Participants can delay paying income taxes on QHDs by requesting zero tax withholding and repaying the QHDs within three years to have the money treated as a tax-free rollover.

A participant eligible for hurricane relief may request a Plan loan (or Plan loans) in the amount of the lesser of $100,000 or 100% of the vested account balance. Participants with a Plan loan(s) on or after the appropriate hurricane effective dates can postpone or suspend any payments scheduled to be made on the loan(s) through December 31, 2006. The original loan payoff date will be extended by the period of the suspended loan repayments. When the payments resume, they will be re-amortized to include the interest accrued during the period they were suspended, and a new loan repayment amount and loan payoff date will be calculated.

--------------------------------------------------------------------------------
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                          CONOCOPHILLIPS
SCHEDULE H, LINE 4I                                           STORE SAVINGS PLAN

At December 31, 2005

(a)(b) Identity of   (c) Description of investment       Thousands of Dollars
issue, borrower,     including maturity date,        ----------------------------
lessor, or similar   rate of interest, collateral,   (d) Historical   (e) Current
party                par or maturity value                Cost           Value
------------------   -----------------------------   --------------   -----------
Vanguard*            5,340 units, Vanguard
                        500 Index Fund                           **     $   614

                     198,614 units, Vanguard
                        Balanced Index Fund                      **       3,935

                     19,120 units, Vanguard
                        Extended Market Index Fund               **         655

                     7,559 units, Vanguard
                        Growth Index Fund                        **         208

                     7,918,910 units, Vanguard
                        Prime Money Market Fund                  **       7,919

                     17,919 units, Vanguard
                        Total Bond Market Index Fund             **         180

                     185,678 units, Vanguard
                        Total International Stock
                        Index Fund                               **       2,650

                     209,215 units, Vanguard
                        Value Index Fund                         **       4,663

Participants*        Loans to Plan participants,
                        Interest rates ranging
                        from 4.00% to 10.0%                      --         212
--------------------------------------------------------------------------------
                                                                        $21,036
================================================================================

*    Party-in-interest

** Historical cost information is not required for participant-directed investments.

--------------------------------------------------------------------------------
EXHIBIT INDEX                                                     CONOCOPHILLIPS
                                                              STORE SAVINGS PLAN

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
   23     Consent of Independent Registered Public Accounting Firm